UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 19, 2009

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F.... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Marchand Snyman
Director and Chief Financial Officer

Date: March 25, 2009

Print the name and title of the signing officer under his signature.

    1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

US$59 MILLION WORK PROGRAM TO PREPARE PEBBLE PROJECT FOR PERMITTING

March 19, 2009, Vancouver, BC - Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE AMEX: NAK) announces that the Pebble Limited Partnership ("PLP" or the "Pebble Partnership") Board of Directors has approved a US $59 million budget and work plan for 2009, with the potential for supplemental spending up to a total of US $70 million, to be spent towards completing a Prefeasibility Study and preparing the Pebble Project for permitting in 2010.

Pending the outcome of engineering trade-off studies currently underway, the PLP Board is expected to meet in August 2009 to finalize the Prefeasibility Study schedule and authorize additional program expenditures this year.

"The primary focus of the Pebble Partnership team in 2009 will be to produce the optimal project design, from an environmental, social and economic perspective," said Northern Dynasty President & CEO Ron Thiessen. "Not only does PLP expect to finalize a Prefeasibility Study, it will also be preparing to enter the state and federal permitting process under NEPA (National Environmental Policy Act) in 2010.

"These are significant project goals and milestones, and the PLP Board of Directors has approved an equally ambitious budget and work program for 2009."

The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly owned subsidiary of Anglo American plc. To retain its 50% interest, Anglo American is required to provide $1.425 billion to advance the Pebble Project toward permitting and operations - including those funds authorized for expenditure in 2009. Northern Dynasty and Anglo American have equal representation on the PLP Board of Directors.

Approved budget expenditures at the Pebble Project in 2009 include:

°a site investigation program to undertake resource drilling and support environmental studies;
° an engineering program to finalize trade-off studies in preparation for the completion of a Prefeasibility Study;
° an environmental study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources), and to compile and analyze collected data from previous years toward the completion of the Environmental Baseline Document in 2010;
° a public affairs program to engage communities and project stakeholders, and to advance initiatives in the areas of workforce development, business development and public education; and
° corporate and administrative costs.

These approved expenditures are expected to be supplemented by additional engineering and site investigation activities in the latter half of 2009, including geotechnical and metallurgical drilling. Additional program details will not be known until a supplemental budget is authorized.

"Over five years of intensive geological, environmental, socioeconomic and engineering study, the Pebble Partnership has established an extremely robust database of information with which to design, permit, build and operate a financially robust, environmentally sound and socially responsible project," Thiessen said. "All of that effort will be brought to bear this year with the timely development of a Prefeasibility Study that will position the Pebble Partnership to initiate project permitting in 2010."

Some US $360 million has been invested in the Pebble Project since Northern Dynasty acquired the property in 2001, including US $180 million expended by Anglo American in 2007 and 2008.

The Pebble Project site is located on state land in southwest Alaska designated for mineral exploration and development. It is approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents few technical challenges for successful mine site and infrastructure development.

Project leadership is provided by Pebble Partnership CEO John Shively, a former Commissioner of the Alaska Department of Natural Resources and senior executive with NANA Regional Corporation (partners with Teck in the Red Dog zinc mine in northwest Alaska). Over the past year, Mr. Shively has assembled a team of respected resource development professionals in Anchorage to lead the Pebble Project into permitting - including Vice President of Environment Ken Taylor, a former Deputy Commissioner of the Alaska Department of Fish & Game.

The Partnership has also assembled a world-class engineering and permitting team to prepare a Prefeasibility Study for the Pebble Project, including 20 senior engineers and technical specialists (many consulting from Anglo American), assisted by 58 engineering firms and specialized consultancies from around the world.

"Pebble has the potential to become a modern, long-life mine that could produce up to one-quarter of America's domestic copper supply for more than 50 years, as well as substantial volumes of gold, molybdenum and other metals," Thiessen said. "At the same time, project stakeholders in Alaska expect Pebble to generate significant benefits for local communities and the state, and protect important environmental and cultural values.

"A project of this stature requires a first-class development team that's committed to setting new standards for environmental and social performance, and that's exactly what the Pebble Partnership represents."

With Anglo American's requirement to fund the Pebble Project in order to retain its 50% interest, Northern Dynasty is not expected to face any significant financial commitments until permitting is complete and project construction is underway. The company has a favorable cash position, with reserves of US $37 million, and a shareholder base that includes two of the largest mining and metals companies in the world. Rio Tinto owns 19.8% of Northern Dynasty shares; Mitsubishi Corp. recently reported an increased share position of 11%.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President and CEO

Sole Responsibility
No regulatory authority accepts responsibility for the adequacy or accuracy of this release.
Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Comments on Forward Looking Information, Estimates and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although diamond drill hole core provides valuable information about the size, shape and geology of an exploration project, there will always remain a significant degree of uncertainty in connection with these valuation factors until a deposit has been extensively drilled on closely spaced centers, which has occurred only in specific areas on the Pebble Project. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.